UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 AUGUST 1, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL TO RELEASE Q2 2007 EARNINGS ON TUESDAY, AUGUST 14, 2007

LEIDEN, THE NETHERLANDS, JULY 31, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced that it will release its financial results for the second quarter of 2007 on Tuesday, August 14, 2007 at 08:00 Central European Time (CET) (02:00 US Eastern Daylight Time).

At 14:00 Central European Time (8:00am US Eastern Time), Crucell will conduct a conference call open to all, which will also be webcast. To participate in the conference call, please call one of the following numbers 10 minutes prior to commencement:

                          1-888-495-6450 FOR THE US;
                          0800-358-3476 FOR THE UK; AND
                          0800-265-8593 FOR THE NETHERLANDS.

Following a presentation of the results you will be able to ask questions during a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com, and will be archived and available for replay following the event.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June, 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with reconciliation to the generally accepted accounting principles in the United States (US GAAP).

FOR FURTHER INFORMATION PLEASE CONTACT:



CRUCELL N.V.
Leonard Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
Leonard.Kruimer@crucell.com
---------------------------

Barbara Mulder
Director Corporate Communications
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com
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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     CRUCELL NV
                                       -----------------------------------------
                                                    (Registrant)

     AUGUST 1, 2007                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer